

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 12, 2010

Via US Mail and Facsimile: (267) 464-1733

Ronald Lejman
Chief Financial Officer
Berliner Communications, Inc.
1777 Sentry Parkway West
Gywnedd Hall, Suite 302
Blue Bell, PA 19422

> **Re:** **Berliner Communications, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 000-28579**
> **Filed May 11, 2010**

Dear Mr. Lejman:

    We have completed our review of your information statement and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director